SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 1-12385



      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                  401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         NEWPORT NEWS SHIPBUILDING INC.
                         401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES





Dated:  June 30, 2003        /s/ J. Michael Hateley
                             _____________________________________
                        By   J. Michael Hateley
                             Chairman, Administrative Committee

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                            Page


INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2002
     and 2001                                                                  2

   Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2002                                                   3

   Notes to Financial Statements                                             4-7



SUPPLEMENTAL SCHEDULE

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2002                                                  8

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
Newport News Shipbuilding Inc.
401(k) Investment Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP


June 23, 2003
Richmond, Virginia

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                        2002             2001
ASSETS
    Cash                                           $    230,509     $  1,159,534
    Investments, at fair market value:
        Common stock                                 88,787,527      164,437,268
        Common/collective trust funds               450,467,435      385,656,208
        Mutual funds                                173,724,565      200,932,348
        Other assets                                          -       29,156,819
        Participant loans                            36,059,761       33,260,829
                                                   ------------     ------------
                      Total investments             749,039,288      813,443,472
                                                   ------------     ------------
    Receivables:
        Employer contributions                          652,144        1,109,509
        Participants contributions                    1,607,002        1,344,030
                                                   ------------     ------------
                      Total receivables               2,259,146        2,453,539
                                                   ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                  $751,528,943     $817,056,545
                                                   ============     ============


See accompanying notes to financial statements.

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                                         2002

INVESTMENT LOSS:
    Net depreciation in fair value of investments                 $ (87,481,511)
    Interest                                                          2,648,981
    Dividends                                                        10,674,706
                                                                  -------------
              Total investment loss                                 (74,157,824)
                                                                  -------------
CONTRIBUTIONS:
    Employer                                                         15,831,882
    Participants                                                     37,950,757
                                                                  -------------
              Total contributions                                    53,782,639
                                                                  -------------
DEDUCTIONS:
    Benefits paid to participants                                    44,600,086
    Administrative expenses                                              48,584
    Other deductions                                                    503,747
                                                                  -------------
              Total deductions                                       45,152,417
                                                                  -------------
NET DECREASE                                                        (65,527,602)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                               817,056,545
                                                                  -------------
    End of year                                                   $ 751,528,943
                                                                  =============



See accompanying notes to financial statements

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the Newport News 401(k) Investment Plan for Salaried Employees (the "Plan") provides only general information.
    Participants should refer to the plan document for a more complete description of the Plan's provisions.

    General--The Plan was adopted by Newport News Shipbuilding Inc. (the "Company" or "NNS"), effective December 16, 1996. On November 7, 2001 the Company was acquired by and became a wholly-owned subsidiary of Northrop Grumman Corporation.

    The Plan is a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Merrill Lynch Trust Co. (the "Trustee") have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

    The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Eligibility and Contributions--All salaried employees are eligible to participate in the Plan as soon as administratively feasible. Approximately one week after receipt of their first paycheck, employees may contact the Trustee to enroll in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Code ("IRC"), through equal pay period deductions. Participant contributions can range from 1% to 30% of annual compensation (20% of annual compensation maximum from January 1, 2002 through July 31, 2002). The Company will provide a matching contribution equal to 50% of the first 8% plus 25% of the next 4% of compensation deferred under the Plan, resulting in a maximum of 5% for Company matched contributions.

    Participant Accounts--Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the plan document.

    Vesting  and   Forfeitures--Participants  are  vested  in  Company  matching contributions after completing two years of Company service. Forfeited contributions are applied to reduce future Company matching contributions.

    Payment of Benefits--Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $5,000 have the right to defer the distribution of their account balances until they reach the age of 70 1/2 .

    Investment Options--Upon enrollment in the Plan, participants may direct their contributions in 1% increments in any of the 18 investment funds that are selected by the Committee, as follows:

      Common Stock--Northrop Grumman Fund Employee Stock Ownership Plan
      ("ESOP").

      Common/Collective Trust--U.S. Bond Index Fund, Equity Index Fund, LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, LifePath 2040 Fund, Money Market Fund, Merrill Lynch Retirement Preservation Fund.

      Mutual Funds--The Managers' Special Equity Fund, State Street Research International Fund, State Street Aurora Fund, Fidelity Growth Company Fund, Putnam New Opportunities Fund, Templeton Foreign Fund, Van Kampen Growth and Income Fund, and Van Kampen Equity and Income Fund.

    Loans to Participants--A participant may borrow up to the lesser of 50% of his or her account balance or $50,000 of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1%. The interest rates at December 31, 2002 and 2001, were 5.25% and 5.8%, respectively.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting--The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Risk and Uncertainties--The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition--In the accompanying statements of net assets available for plan benefits, the Plan's investments are stated at fair value. Quoted market prices are used to determine the fair value of the investments. Notes receivable from participants are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Expenses--Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

    Payment of Benefits--Benefit payments are recorded when paid.

3.  INVESTMENTS

    The fair market value of individual investments that represent greater than 5% of the Plan's net assets are as follows as of December 31:

                                                             2002               2001
        Newport News Shipbuilding Inc. Common Stock    $         -        $ 82,136,810
        Northrop Grumman Corporation Common Stock       88,696,895          82,300,459
        Money Market Fund                                        -         292,490,942
        Fidelity Growth Company Fund                    69,105,360         103,332,434
        Putnam New Opportunities Fund                   47,526,359          66,053,066
        Equity Index Fund                               45,726,617          56,795,956
        Merrill Lynch Retirement Preservation Fund     357,622,160                   -

    During  2002,  the  Plan's  investments   (including  gains  and  losses  on
    investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                          2002

        Common Stock                                               $ (5,175,320)
        Mutual Funds                                                (67,327,561)
        Collective Funds                                            (14,978,630)
                                                                  -------------
        Net Depreciation                                          $ (87,481,511)
                                                                  =============

4.  TAX STATUS

    The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated July 9, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the IRS' determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.  PARTY-IN-INTEREST TRANSACTIONS

    Since Northrop Grumman's common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as transactions with parties-in-interest.

7.  CONVERSION OF COMPANY COMMON STOCK

    As a result of the merger of the Company with and into Northrop Grumman, the Plan converted investments in NNS common stock to Northrop Grumman common stock. Participants were given the opportunity to exchange all their NNS shares for either $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock, subject to adjustment. This conversion occurred through a tender offer expiring on November 29, 2001 and a subsequent surrendering of NNS shares by participants in exchange for $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock. During a final conversion in 2002, all shares that had not been tendered resulted in the participants receiving $51.14 in cash and 0.1743 shares of Northrop Grumman common stock for each share of NNS common stock.

8.  ELIMINATION OF INVESTMENT OPTIONS

    During the year ended December 31, 2001 the Plan notified participants that it would eliminate the investment options related to former affiliates of the Company. Participants were provided with the option to redirect their balances in these investment options to other investment options provided for under the Plan. On January 2, 2002, all remaining investments related to former affiliates were liquidated and the proceeds were invested in money market funds.

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------
                                                 Description of Investment,
          Identity of Issue                       Including Maturity Date,
           Borrower, Lessor                      Rate of Interest, Collateral,    Current
           or Similar Party                        Par or Maturity Value            Value
---------------------------------------          ------------------------   --------------------
U.S. Bond Index Fund*                            Collective Fund                $  27,808,489
Equity Index Fund*                               Collective Fund                   45,726,617
LifePath Income Fund*                            Collective Fund                    1,118,910
LifePath 2010*                                   Collective Fund                    2,690,190
LifePath 2020*                                   Collective Fund                    4,921,399
LifePath 2030*                                   Collective Fund                    4,221,632
LifePath 2040*                                   Collective Fund                    6,357,986
Money Market Retirement Fund*                    Collective Fund                           53
Merrill Lynch Retirement Preservation Fund*      Collective Fund                  357,622,160
The Managers' Special Equity Fund                Mutual Fund Shares                   269,939
State Street Research International Fund         Mutual Fund Shares                 1,097,787
State Street Aurora Fund                         Mutual Fund Shares                25,630,912
Van Kampen Growth and Income Fund                Mutual Fund Shares                12,389,492
Van Kampen Equity and Income Fund                Mutual Fund Shares                 4,354,075
Putnam New Opportunities Fund                    Mutual Fund Shares                47,526,359
Templeton Foreign Fund                           Mutual Fund Shares                13,350,639
Fidelity Growth Company Fund                     Mutual Fund Shares                69,105,360
Northrop Grumman Common Stock*                   Common Stock Shares               88,696,895
Northrop Grumman Fund ESOP*                      Common Stock Shares                   90,633
Participant Loans (interest rates varied
    from 5.25% to 5.8% during 2002)*             Participant Loans                 36,059,761
                                                                                -------------
Total assets held for investment purposes                                       $ 749,039,288
                                                                                =============


*    Represents a party-in-interest


                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002